Alphatec Holdings, Inc.

5818 El Camino Real

Carlsbad, CA 92008

May 9, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Tom Jones, Esq.

RE:	Alphatec Holdings, Inc.

Registration Statement on Form S-3

File No. 333-224304

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Mr. Jones:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Alphatec Holdings, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-224304), as amended (the “Registration Statement”), so that it may become effective at 4:00 pm (EDT) Friday, May 11, 2018, or as soon as practicable thereafter. There are no underwriters of the issuance of the securities being registered.

We request that we be notified of such effectiveness by a telephone call to our outside counsel, Wayne Swan or Josh Little, of the law firm Durham, Jones & Pinegar, P.C., at (801) 415-3000. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to our outside counsel via facsimile at (801) 415-3500, or by email: wswan@djplaw.com.

Sincerely yours,

Alphatec Holdings, Inc.

/s/ Jeffrey G. Black
Jeffrey G. Black, EVP and Chief Financial Officer